Firehawk Aerospace

Hardware Technology Sustainability Manufacturing 3D Printing

The world's safest, most reliable, cost-effective rocket engine

FIREHAWKAEROSPACE.COM WASHINGTON DISTRICT OF COLUMBIA



Firehawk
MAKING SPACE TRANSPORTATION
SAFE, RELIABLE, AND AFFORDABLE



Hybrid rocket engines have thought to be the ideal engine to use for space due to their safety and simplicity. However, hybrid rocket engines have never performed at a high enough level to compete with liquid rocket engines. We knew there had to be a solution to improve their performance and we discovered that 3D printing the fuel was the key.

Will Edwards CEO @ Firehawk Aerospace

Why you may want to support us...

1. 1 in 86 launches end in the loss of life. Firehawk's engine is incapable of accidental detonation.
2. We have 31 hot-fire engine tests and 5 U.S. patents on the 3D printing of rocket fuel.
3. Unlike typical rocket engines that have hundreds, if not thousands of parts, ours only has 12.
4. Most engines take 5 to 7 years to design, we can do it in 4 months and at 20% the cost.
5. The space industry is a soon to be trillion dollar industry that relies on propulsion.
6. Cumulatively the three founders have invested 6 figures of their own capital into Firehawk.
7. Working with NASA to develop a rocket engine powered by propellants made on the moon.
8. Rocket fuel is incredibly hazardous to the environment. Ours is environmentally benign.

Why investors ❤ us

WE'VE RAISED $487,650 SINCE OUR FOUNDING

This is a safe and scalable solution to the increasing trend in space launch. The Firekawk engine is significantly less expensive to produce than existing comparable liquid propellant engines. I believe there is significant commercial and military interest in vehicles requiring rocket engines, and I believe Firehawk, as a US company, will enjoy an advantage over foreign manufacturers in both of these sectors. I am impressed with NASA's interest, and excited about participating in the early phases of commercial space flight. I have interacted a good deal with Will Edwards, and have visited with his scientific team. I feel comfortable with their leadership. On balance, I am

... read more

Martin Martucci Physician/Owner, Tulsa Pain Consultants

LEAD INVESTOR | INVESTING $20,000 THIS ROUND



Will has a clear passion behind any endeavor he commits himself to, and proven track record of achieving any goal that he sets out for himself. He has the ability to communicate effectively, and more importantly can capture the interest of individuals from all walks of life. This paired with disruptive technology that has been developed sets Firehawk up to be an incredible success.

Ben Allen



Will is the ideal person to run a company. He has integrity, loyalty, and obligation. I'll invest in Will Edwards any day of the week.

Chrissy Liotta

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Will Edwards

CEO

Previously served as the CEO of MetKnow, which is now an intellectual property partner of Microsoft.



Ronald D. Jones

Chairman & Chief Scientist Officer

Ron innovated the hybrid rocket engine, something the industry has not been able to do yet. He is also the original inventor of Firehawk Aerospace's 12 part rocket engine and 3D printed fuel.



Steve EDWARDS

Steve Edwards

Founder of Edwards Capitol Partners. Former Chief of Staff to a United States Senator in Washington D.C.



Nathaniel Rutkowski

Propulsion Engineer



Raghav Bhagwat
Propulsion Engineer



Dr. Max Kandula
Consultant: Senior Propulsion Engineer
Dr. Kandula leads Firehawk's chemical equilibrium application program. Dr. Kandula works for KBR Engineering.



Neil Hicks
Consultant: Senior Rocket Test Engineer
Neil Hicks leads the design and construction of Firehawk Aerospace's 25,000 LBF test stand. Neil has had a distinguished career working on projects for companies such as SpaceX and Virgin Orbit.



Rick Neff
Director of Additive Manufacturing

Downloads

OfficialWeFunder.pdf

We made the world's safest, most reliable, cost-effective rocket engine.


Partners
Florida Institute of Technology
NASA
Stennis Space Center & Marshall Space Flight Center
C5BDI Consulting
KBR
KBR Engineering
ils
Integrated Launch Solutions
M
McKeon Group

Rocket engines are expensive and dangerous.

Firehawk Aerospace started when Ron Jones (Chairman & Chief Scientist Officer) became fed up with the high cost, high environmental impact, and the extreme hazards of modern rocket engines.


PROBLEMS WITH CURRENT ROCKET ENGINES
ROCKET ENGINES ARE EXPENSIVE
• Developing a new engine can cost hundreds of millions of dollars and takes 5-7 years
ROCKET ENGINES ARE DANGEROUS
• Solid Rocket motors and liquid bi-propellant engines can and do accidentally detonate
• Traditional rocket engines require upwards of a thousand parts, which increases the probability of something going wrong

So, we created an engine powered by a new type of rocket fuel.

Ron made it his mission to change the status quo when it comes to rocket propulsion because if we want to expand our reach to space, we can't have rocket engines that take years to develop and tend to blow up...


12 Part Engine
3D Printed Fuel

The 12-Part Firehawk Rocket Engine


ADVANTAGES OF A 12 PART FIREHAWK ROCKET ENGINE
01
Can be designed and built in less than a year
02
Is 20% the cost of competitors' engines
03
Can be custom tailored to a broad-range of civil and defense applications
04
They can be mass produced using robotics
05
Is capable of being refueled on the Moon or Mars using local resources

The 3D-Printed Firehawk Rocket Fuel

Solid rocket fuel is typically cast molded, which means the rocket goo is dumped into a tube and set to dry for 30+ days. Not only does this create air pockets and structural deficiencies, but it also creates a hazardous burn. This production method is outdated, so Ron Jones took his background in structural composites and developed a new method of production for rocket fuel. He discovered that 3D printing the fuel would produce a solid, well-designed structure that will not vibrate, break apart, and has a consistent burn!


ADVANTAGES OF FIREHAWK'S 3D PRINTED FUEL
• Will not accidentally detonate
• Is environmentally benign
• Has unlimited scalability
• Is ready to go within hours of being manufactured
• Can be pre-stored for long periods of time
• Comparable performance to a liquid bi-propellant engine
• Can be composed using local resources on the Moon

They work!

Our 31 rocket engine tests produced incredible results. Not only did we design a rocket engine in 4 months powered by 3D printed fuel, but it was able to throttle.

That's right! Our hybrid rocket engine can stop, restart, and throttle down to 10% while in use! On top of this, our engine only has 12 parts and will not accidentally detonate.

Below is a video of a 550 LBF thrust test and a graph of our rocket engine parts.


W
Firehawk Aerospace Rocket Engine Test
Watch later
Share


Hybrid Rocket Engine
Oxidizer Control Valve
Nozzle
Pressurizing Gas
Liquid Oxidizer
Solid Fuel Section
Oxidizer Section
Fuel Grain
Igniters

Now, we are ready to take on the world.

Firehawk is working with several partners to design and develop our rocket engines for different purposes and every day we get to improve upon what we've built. The next iteration of our engine involves using nano aluminum powder, which will further increase the performance of our engine. The safe use of nano aluminum is covered in one of our five patents. Working with all of these partners requires a lot of travel, thankfully our fuel makes traveling easy.


LIQUIFIED HYDROGEN

High Maintenance



Flies Coach

When we are done on earth, we plan to go to the moon.

Our engine is the best-suited rocket engine for lunar landers not only due to its safety but because of our fuels storability and ability to be composed of resources found on the moon. We are excited about our future and would love to have you join us in helping make space travel safer and more affordable.


W
Firehawk Engine Refueling Station on the surface of the moon.
Copy link


Firehawk is working with NASA to develop a rocket engine powered by propellants made on the moon from lunar natural resources.
Marshall Space Center
Stennis Space Center

Market Growth

Figure 2: Global Space Propulsion System Market Overview, 2017 and 2023


Global Space Propulsion System Market (Volume)
2017
2023
331 Propulsion Systems
951 Propulsion Systems
CAGR: 17.81% (2018-2023)
Global Space Propulsion System Market (Revenue)
2017
2023
$4.55 Billion
$10.40 Billion
CAGR: 13.06% (2018-2023)

Use of Funds

47% of our $2mm seed round will go towards the testing of our 5,000 LBF thrust rocket engine in October. The remaining 53% will be spent on organization development and contract acquisitions. Our 5,000 LBF thrust test will be significant by showing our safe, clean, and low cost rocket engine can perform at operational scale. It will be a new era for rocket propulsion.

Armstrong 5K Development	Unit Cost (1,000's)	Phase 1	Phase 2	Phase 2	Phase 4
Engineering Labor	$255	$30	$55	$85	$85
Engine Production	$90	$0	$90	$0	$0
Oxidizer System Production	$87	$0	$87	$0	$0
Fuel Grains	$115	$0	$43.12 (3)	$71.8(5)	$0
Technical Labor	$47	$0	$16	$16	$15
Engine Tests	$120	$0	$30	$20	$70
General Administration	$235	$30	$70	$80	$55
Total	**$949**	**$60**	**$391.1**	**$272.8**	**$225**

Patents

Solid Fuel Grain for a Hybrid Propulsion System of a Rocket and Method for Manufacturing Same: https://patents.google.com/patent/US9453479B1/en
(U.S. Patent No. 9,453,479 Jones Sep. 27, 2016)

Additive Manufactured Thermoplastic-Aluminum Nanocomposite Hybrid Rocket Fuel Grain and Method of Manufacturing Same: https://patents.justia.com/patent/9822045
(U.S. Patent Number 9,822,045)

Persistent Vortex Generating High Regression Rate Solid Fuel Grain for a Hybrid Rocket Engine and Method for Manufacturing Same:
https://patents.google.com/patent/US9890091B2/en
(U.S. Patent Number 9,822,045)

Additive manufactured thermoplastic-nanocomposite aluminum hybrid rocket fuel grain and method of manufacturing Same:
https://patents.google.com/patent/US10286599B2/en?oq=10%2c286%2c599
(U.S. Patent Number 10,286,599)

Persistent vortex generating high regression rate solid fuel grain for a hybrid rocket engine Same:
https://patents.google.com/patent/US10309346B2/en?oq=10%2c309%2c346
(U.S. Patent Number 10,286,599)

Investor Q&A

— COLLAPSE ALL

What does your company do?

Firehawk Aerospace custom designs and builds hybrid rocket engines. The most expensive and time-consuming part of designing a new space vehicle is developing the engine. A new rocket engine costs hundreds of millions of dollars, it also takes up to 5-7 years to design, and requires hundreds, if not thousands of parts. Yet they are still prone to failure. Firehawk has built a hybrid rocket engine that has only 12 parts, cannot accidentally detonate, and it can be designed in 4 months.

Where will your company be in 5 years?

Firehawk Aerospace wants to be the premiere rocket engine provider for the space industry. We want to follow the Rolls Royce model and provide engines to the ship manufacturers.

Why did you choose this idea?

Hybrid rocket engines have thought to be the ideal engine to use for space due to their safety and simplicity. However, hybrid rocket engines have never performed at a high enough level to compete with liquid rocket engines. We knew there had to be a solution to improve their performance and we discovered that 3D printing the fuel was the key.

How far along are you? What's your biggest obstacle?

To date, we have five patents and have completed 31 hot fire engine tests. We have also signed a letter of intent to custom design a rocket engine for a small satellite launcher company and currently working with others. Space is a new industry and one of our biggest obstacles is showing the VC world that space companies are a worthwhile investment because space will soon be a trillion-dollar market.

Who competes with you? What do you understand that they don't?

Aerojet Rocketdyne is one of our largest competitors. They build very expensive liquid bi-propellant rocket engines that have a high part count and cost hundreds of millions of dollars. Like most other engine manufacturers in the space industry, their engines are based on designs from the 1960s that utilize very dangerous fuel and oxidizer mixtures. We keep our fuel and oxidizer in two different states of matter. Therefore, it is not possible for a chemical reaction to occur, which can lead to accidental detonation.

How will you make money?

We will make money by providing our rocket engines to both commercial and government entities who require propulsion systems. This provides a market opportunity to generate a billion dollars in revenue by 2025.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

If we fail, the reason would be due to a lack of adoption in our industry. The industry is convinced that rocket engines are what they are and liquid bi-propellant engines are the best we can do. If Firehawk succeeds, then we will show the world that there is a safer and more cost effective rocket engine out there and that space can be economical. However, it is very hard for new companies to break into this industry. The established companies have a stranglehold on the market and will fight us. We are ready for this challenge and understand that new, disruptive technologies will always have industry pushback.

What is your moonshot goal?

We are no longer sending astronauts to the moon with the intention of them staying there for three days and then coming back after. The United States wants to build a base on the moon and keep astronauts there for months at a time. Sooner or later we need to bring these astronauts home. However, this is not possible with the current hydrogen-based rocket engines out there today. Hydrogen boils off; therefore, you cannot effectively store it in the moon and refuel your ship to come back home. Not only is storage a problem, but 90% of a ship's mass is made up of the fuel used to get into orbit. The cost of transporting fuel for a return trip alone will be expensive Firehawk's 3D printed rocket fuel can be composed using resources from the moon. Therefore, we have all of the resources necessary on the surface of the moon to refuel the ship and send our brave astronauts home. The Firehawk engine will not only make space economical and safer, but it is positioned to be the most sustainable engine for lunar landers while constructing a lunar base.

Why has no one else thought of this before?

Even though 3D printing has been around for a long time, it is just now becoming advanced enough to solve industry specific problems. Coupled with good timing, Ron Jones was fortunate to have a background in both propulsion and additive manufacturing, so he used his experience from the two industries to fix the hybrid rocket engine.

What is stopping other companies from doing this?

We have 5 awarded United States patents on the 3D printing of rocket fuel. Currently this is the best method to increase the performance of hybrid rocket engines. If a larger company wanted to 3D print their fuel, then they would be in violation of our patent and we would enforce them.

Why has a larger firm not bought you yet?

Hybrid rocket engines have all but been give up on in the propulsion industry. Many institutions have tried and failed to create a hybrid rocket engine that can scale. Until we publicly show the world that our engine works at an operational thrust level (5,000 LBF) then we will have doubters. Once we complete our tests in October, then we can show concrete evidence that hybrid engines can scale and perform at high levels.

Other than sending people to space, what other applications does your engine have?

1.) Lunar Landers
2.) Sounding Rockets (rockets that do not reach orbit and are used to conduct engineering studies)
3.) Satellite Launchers
4.) Manned spacecrafts
5.) Unmanned spacecrafts

Since our engine is capable of scaling from 100LBF of thrust to 100,000+ LBF of thrust, we can power a variety of manned or unmanned systems.

What is your exit strategy?

After making a significant impact on the market, we plan on either being acquired by a major commercial or defense corporation or go public within 5 years. Due to the size of our contracts, we do not need many to have significant revenue and thus a high valuation.